SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry: 29.300.006.939

Publicly Held Company

MATERIAL FACT

PRODUCTION & SALES REPORT

FOURTH QUARTER 2024 AND 2024

São Paulo, February 5, 2025 – Braskem S.A. (“Braskem” or “Company”) reports to its shareholders and the market its Production & Sales Report for the fourth quarter and fiscal year of 2024. Note that the information herein is based on preliminary data and that figures were not revised by the Company's independent auditor.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576- 9531 or emailing braskem-ri@braskem.com.br.

Contents

1. OPERATIONAL OVERVIEW 4Q24	2
2. PERFORMANCE BY SEGMENT	3
2.1 BRAZIL/SOUTH AMERICA	3
2.2 UNITED STATED AND EUROPE	6
2.3 MEXICO	7
3. PETROCHEMICAL SPREADS	9

1.	OPERACIONAL OVERVIEW 4Q24

During 4Q24, the main spreads in the international market were lower in relation to the previous quarter and to the average for 2024, with a particular emphasis on the reduction in PE and main chemicals spreads, impacting the Company's result for the quarter.

In Brazil, the reduction in PE-Naphtha spreads (-23%) and main chemicals (-24%) compared to 3Q24 is mainly explained by the reduction of the products’ price references in the international market due to lower demand related to the seasonality of the period. In Mexico, spreads were lower (-21%) compared to 3Q24, due to lower PE prices on the international market combined with the increase in the price of ethane in the United States (+40%) due to higher natural gas prices ahead of the winter season in the region.

Regarding demand in the quarter, in the Brazilian market it was observed the lowest level of quarterly demand for resins in 2024, mainly explained by the slowdown in industrial economic activity, the maintenance of interest rates at historically high levels and the inventory build-up by the transformation chain that occurred in 3Q24, a scenario also observed in the United States.

In this context, sales in the Brazilian market were lower than in the previous quarter, which was partially offset by the higher volume of exports due to the higher availability of products for export.

2

2.	PERFORMANCE BY SEGMENT
2.1	BRAZIL/SOUTH AMERICA

Average utilization rate of petrochemical crackers: reduction compared to 3Q24 (-3 p.p.) mainly explained by (i) seasonality of the period; (ii) operational instability at the Rio Grande do Sul Petrochemical Complex due to adjustments in the plant's electrical network; (iii) scheduled maintenance shutdown at the PVC plant in Bahia, starting at the end of November and ending in January 2025; and (iv) lower availability of feedstock for the Rio de Janeiro petrochemical plant due to the maintenance shutdown of a national supplier.

In relation to 4Q23, the increase in the utilization rate (+4 p.p.) is mainly explained by the normalization of operations after scheduled maintenance shutdown at the Bahia Petrochemical Complex, in 4Q23.

In the annual comparison, the utilization rate remained in line with 2023.

Resin sales volume: in the Brazilian market, a reduction compared to 3Q24 (-7%), mainly due to the decreased demand for PE and PP explained by the seasonality of the period.

In relation to 4Q23, the increase (+3%) is mainly explained, by the higher volume of PE and PP sales due to the greater availability of product for sale.

In the annual comparison, sales volume remained in line.

3

Exports increased compared to 3Q24 (+9%) mainly due to the higher volume of PP sales in South America explained by the greater availability of product for export, due to lower demand in the Brazilian market.

The increase (+10%) compared to 4Q23 is mainly explained by the greater availability of product for sale.

In the annual comparison, the volume of exports remained in line with 2023.

Main chemicals sales volume[1]: in the Brazilian market, reduction compared to 3Q24 (-4%) explained by (i) lower gasoline sales volume, associated with lower product availability for sale due to the lower utilization rate; (ii) lower benzene sales volume, due to lower demand in the period; and (iii) lower sales volume of paraxylene due to lower product availability for sale.

In relation to 4Q23, the increase (+23%) is mainly explained by the higher sales volume of gasoline, butadiene, benzene and paraxylene due to greater availability of product for sale explained by the maintenance shutdown at the petrochemical in Bahia Petrochemical Complex during o 4Q23.

Compared to 2023, the sales volume of main chemicals increased (+12%), mainly due to the higher sales volume of gasoline, ethylene, benzene and paraxylene due to greater availability of product for sale.

[1]The main chemicals are: ethylene, propylene, butadiene, cumene, gasoline, benzene, toluene and paraxylene due to the representation of these products in net revenue in this segment.

4

Exports were lower compared to 3Q24 (-6%) mainly due to (i) the lower volume of gasoline and butadiene sales due to the prioritization of serving the Brazilian market.

The reduction compared to 4Q23 (-36%) is mainly explained by the lower sales volume of gasoline and toluene, due to the prioritization of serving the Brazilian market.

Compared to 2023, the reduction in the volume of exports of main chemicals (-24%) is mainly explained by the lower volume of sales of gasoline and toluene combined with the prioritization of serving the Brazilian market.

Average utilization rate of green ethylene: lower compared to 3Q24 (-18 p.p.) mainly explained by operational instability at the Rio Grande do Sul petrochemical plant as a result of adjustments to the region's electricity network and a scheduled maintenance shutdown.

The increase compared to 4Q23 (+15 p.p.) is mainly explained by the normalization in ethanol supply, which was impacted at the end of 2023 by the weather conditions in the region.

Compared to 2023, the increase (+7 p.p.) is mainly explained by the ramp-up operating process considering the expansion in the production capacity of the green ethylene unit in Rio Grande do Sul, which was completed in 2Q23.

5

Sales volume of Green PE (I’m greenTM biobased): increased compared to 3Q24 (+24%) mainly due to higher demand for Green PE in Europe and Asia. The increase compared to 4Q23 (+17%) is mainly explained by the greater availability of product for sale.

In relation to 2023, the increase (+23%) is mainly explained by the greater availability of product for sale and commercial efforts for market development after the completion of the project to increase green ethylene production capacity in 2023.

2.2	UNITED STATES & EUROPE

Average utilization rate of PP plants: lower compared to 3Q24 (-9 p.p.) and 4Q23 (-15 p.p.) explained by (i) adjustment of the utilization rate in the United States due to lower demand explained by the seasonality of the period; and (ii) unscheduled maintenance shutdown at plants in Europe.

In the annual comparison, the utilization rate was lower (-7 p.p.) mainly due to (i) scheduled maintenance shutdown at plants in Europe and at a plant in the United States; and (ii) the unscheduled maintenance shutdown at a plant in the United States, during 1Q24, lasting around a month, and the unscheduled maintenance shutdown at the plants in Europe during 4Q24.

6

PP sales volume: lower compared to 3Q24 (-10%) and 4Q23 (-12%) explained by (i) the seasonality of the period as a result of the destocking process in the transformation chain; and (ii) lower availability of product for sale in Europe, due to the lower utilization rate.

Compared to 2023, the reduction (-7%) is mainly explained by the lower demand due to lower industrial activity in the United States and Europe.

2.3	MEXICO

Average utilization rate of PE plants: increased compared to 3Q24 (+3 p.p.), mainly due to (i) the greater supply of ethane by PEMEX, of around 30 thousand barrels per day, in line with the minimum contractual volume; and (ii) the normalization of operations after a scheduled maintenance shutdown in the PE plants, in the previous quarter.

In relation to 4Q23, the reduction (-7 p.p.) is mainly explained by the lower supply of ethane by PEMEX in 4T24 compared to the volume of 35 thousand barrels per day on average in 4Q23, above the contractual minimum.

The volume of ethane imported through the Fast Track solution was 19 thousand barrels per day, in line with 3Q24 and higher than the 18 thousand barrels per day in 4Q23.

7

Compared to 2023, the utilization rate of PE plants in Mexico increased (+1%), reaching the highest annual utilization rate since 2017 due to the greater availability of ethane in the period.

PE sales volume: reduction compared to 3Q24 (-6%), mainly due to seasonality and the process of rebuilding PE inventories.

In relation to 4Q23, the increase (+9%) is mainly explained by the movement to build up inventories that took place in 4Q23 after an unscheduled shutdown due to failures in the national electricity system caused by electrical storms in the region in 3Q23.

Compared to 2023, the increase in sales volume (+5%) is mainly explained by greater export opportunities.

8

3.	PETROCHEMICAL SPREADS

9

BRAZIL/SOUTH AMERICA

•	PE Spread[2]: lower compared to 3Q24 (-23%).

  The PE price in the US was lower (-12%) compared to 3Q24, impacted by (i) lower demand, due to the seasonality of the period; and (ii) greater availability of PE in the region, reaching the historical record volume of PE production in November/24 in North America.
  The price of naphtha ARA was lower (-4%) compared to 3Q24, due to the lower price of crude oil in the period explained by uncertainties regarding demand from China in 2025.
  Compared to 4Q23, the spread was higher (+14%) mainly due to higher PE prices in the US (+5%) explained by the increase in global demand, due to growth in the packaging, construction and automotive sectors in international markets.
•	PP Spread[3]: increase compared to 3Q24 (+6%).
  The Asia PP price decreased (-1%) compared to 3Q24, mainly due to (i) higher supply of PP in Asia due to the entry of new capacities, above the growth in demand in the period; and (ii) lower seasonal demand, due to the impact of winter on the activities of the construction sectors, impacting the inventory levels of producers in the region.
  The price of naphtha ARA decreased (-4%) compared to 3Q24, as explained above, offsetting the lower price of PP in the period.
  Compared to the same quarter in 2023, the spread was higher (+12%) due to (i) the higher price of PP in Asia (+3%) explained by the increase in the margin of marginal producers in the region, due to greater local competitiveness, as a result of the shutdown of production plants in the region, directly impacting the high demand for PP, increasing export prices; and (ii) the lower price of naphtha ARA (-1%), as previously mentioned.
•	PVC Spread Par[4]: increased compared to 3Q24 (+12%).
  The PVC price was lower in 3Q24 (-7%), impacted mainly by (i) lower demand from the construction sector in China; and (ii) the uncertainties about increased export restrictions to India due to potential new local regulations; and (iii) increased supply due to higher operating rates and the entry of new PVC production capacity.
  The increase in the price of PVC was offset by (i) the higher price of caustic soda in the United States compared to 3Q24 (+22%), due to interruptions in production in the region affected by the hurricane season; and (ii) the lower price of crude oil (-7%), as previously mentioned.
  Compared to 4Q23, the Par PVC spread was higher (+28%), mainly impacted by (i) the increase in Soda prices (+40%) due to a decreased in supply in 3Q24, as a result of the hurricane season in the Gulf of Mexico, partially offsetting the lower PVC price (-5%) in the period, as mentioned above.

[2] (US PE price - ARA naphtha price) *82%+(US PE price - 50% US ethane price - 50% US propane price) *18%.

[3] Asia PP Price – naphtha ARA price.

[4] The PVC Spread Par better reflects the profitability of the Vinyl business and is more profitable than the temporary/non-integrated business model of 2019/2020, when the Company imported EDC and caustic soda to serve its customers. Its calculation formula is: PVC Asia + (0.685*Soda USA) - (0.48*Ethane Europe) - (1.014*Brent).

10

•	Spread on Main Basic Chemicals[5]: decrease compared to 3Q24 (-24%).
  The price of the main chemicals was lower (-12%) compared to the previous quarter, impacted mainly by the; (i) reduction in the price of benzene (-18%), caused by the greater supply in the region, with the resumption of operations and lower demand for derivatives, especially from the styrene chain, due to seasonality and reduced exports; (ii) the reduction in the price of propylene (-21%) in the USA, reflecting the reduction in utilization rates of PP plants in the face of higher inventories and lower demand in the transformation chain; and (iii) the reduction in the price of gasoline (-12%), influenced by the end of the driving season in the USA.
  Compared to 4Q23, the spread for the Main Basic Chemicals was lower (-10%), influenced by lower prices for benzene (-16%), gasoline (-11%), propylene and paraxylene, due to factors such as the global economic slowdown, increased inventories and lower demand. However, the increase (+57%) in the price of butadiene, caused by lower supply following the resumption of operations, partially offset these reductions.

UNITED STATES AND EUROPE

•	US PP Spread[6]: remained in line compared to 3Q24.

  Compared to the same quarter of the previous year, the spread remained in line.
•	Europe PP Spread[7]: decrease (-11%) compared to 3Q24.
  The price of PP compared to 3Q24 decreased (-7%), due to lower seasonal demand, which was partially offset by the postponement of maintenance shutdowns due to anticipated cold waves in the region, which impacted the energy costs in the production chain.
  The propylene price in Europe decreased (-6%) compared to 3Q24, in line with the naphtha reduction.
  Compared to 3Q23, the price of ethane was higher (+4%), impacted mainly by the lower price of propylene in Europe (-2%), also in line with the lower prices of naphtha during the period.

[5] Average price of base chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), based on Braskem’s sales volume mix) – naphtha ARA price.

[6] U.S. PP Price – U.S propylene

[7] EU PP Price – EU propylene

11

MEXICO

•	North America PE Spread[8]: decrease compared to 3Q24 (-21%).
  The price of PE in the US was lower (-15%) compared to 3Q24, as previously explained.
  The price of ethane was higher (+40%) compared to 3Q24 due to (i) the increase in the price of natural gas as a result of the start of the winter season; and (ii) the resumption of demand after the normalization of crackers in the Gulf, affected in 3Q24 by the hurricane season, and (iii) an increase in export volumes, due to the start-up of the Plaquemines LNG terminal in the Gulf.
  Compared to the same period of the previous year, the spread was higher (+6%) mainly due to the higher price of PE in the US (+4%), influenced by the factors previously explained.

[8] U.S. PE Price – U.S. ethane

12

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Material Fact may contain forward-looking statements. These statements are not historical facts but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance, and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition, and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan,” “objective,” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro-objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends, or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development, and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the geological event in Alagoas and related legal procedures, and the unprecedented impact on businesses, employees, service providers, shareholders, investors, and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Material Fact does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.